Exhibit 99.1

Company Name	VEDANTA LIMITED
Date ~~of the AGM/EGM~~ 	Postal Ballot dated May 18, 2020
Total number of shareholders on record date	780,626
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:
Public:
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:
Public:

Resolution required: (Ordinary/ Special)	SPECIAL - Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1,863,618,788	1,863,618,788	100.000	1,863,618,788	—	100.000	—
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Institutions	E-Voting	1,251,159,889	1,090,125,862	87.129	929,907,436	160,218,426	85.303	14.697
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Non Institutions	E-Voting	602,417,962	195,856,881	32.512	146,374,246	49,482,635	74.735	25.265
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—

	Total	3,717,196,639	3,149,601,531	84.731	2,939,900,470	209,701,061	93.342	6.658

As per Regulation 8(1)(b) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009

Resolution required: (Ordinary/ Special)	SPECIAL - Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes
Category	Mode of Voting	No. of shares held (1)	% of Listed Capital	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Public- Institutions	E-Voting	1,251,159,889	33.659	1,090,125,862	87.129	929,907,436	160,218,426	85.303	14.697
	Poll	—	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—	—
Public- Non Institutions*	E-Voting	439,930,462	11.835	92,698,485	21.071	67,005,598	25,692,887	72.283	27.717
	Poll	—	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—	—

	Total	1,691,090,351	45.494	1,182,824,347	69.944	996,913,034	185,911,313	84.282	15.718

*   Pursuant to Regulation 2 (1)(v) of the SEBI (Delisting of Equity Shares) Regulations, 2009, for calculating public shareholding, the above does not include equity shares representing ADS held by Citibank N.A. New York, NYADR Department